January 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HCBF Holding Company, Inc. — SEC File No. 333-217395
Application for Withdrawal of HCBF Holding Company Inc.’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (333-217395) filed on January 2, 2018, EDGAR Tagged as Type “S-4 POS”, Accession Number 0001144204-18-000009

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, HCBF Holding Company, Inc. respectfully requests that the Securities and Exchange Commission withdraw, as of the date of this request, HCBF Holding Company, Inc.’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (333-217395) filed on January 2, 2018, EDGAR tagged as Type “S-4 POS”, Accession Number 0001144204-18-000009 (the “S-4 POS Amendment”).

We are requesting withdrawal of the S-4 POS Amendment filed on January 2, 2018 because of a filing error relating to the EDGAR submission type. The S-4 POS Amendment was erroneously filed as EDGAR submission type “S-4 POS” rather than “POS AM” as was intended. No securities have been sold under the S-4 POS Amendment.

Pursuant to the Agreement and Plan of Merger, dated as of August 12, 2017, by and between CenterState Bank Corporation (f/k/a CenterState Banks, Inc.), a Florida corporation (“CenterState”), and HCBF Holding Company, Inc., HCBF Holding Company, Inc. was acquired by CenterState. The acquisition was accomplished by the merger of HCBF with and into CenterState, which became effective on January 1, 2018.

If you have any questions regarding this matter, please contact HCBF Holding Company, Inc.’s legal counsel, Sven Mickisch, at (212) 735-3554. Thank you for your assistance.

Sincerely,

CenterState Bank Corporation (as successor to HCBF Holding Company, Inc.)

By: /s/ Jennifer L. Idell
Name: Jennifer L. Idell
Title: Executive Vice President and Chief Financial Officer